Exhibit 4.6

DESCRIPTION OF COMMON STOCK OF NEXTDECADE CORPORATION
REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

The following information is a summary of information concerning the common stock, par value $0.0001 per share (the “Common Stock”), of NextDecade Corporation (the “Company”) and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.6 is a part (the “Form 10-K”).

Common Stock

Authorized and Outstanding Shares of Common Stock

The Certificate of Incorporation authorizes the issuance of 480,000,000 shares of Common Stock.

Voting Power

Except as otherwise required by law or as otherwise provided in the certificate of designations for the Company’s series of preferred stock, the holders of Common Stock possess all voting power for the election of Company directors and all other matters requiring stockholder action and will at all times vote together as one class on all matters submitted to a vote of the Company’s stockholders. Holders of shares of Common Stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Subject to the prior rights of all classes or series of stock at the time outstanding having prior rights as to dividends or other distributions, the holders of Common Stock are entitled to receive such dividends and other distributions, if any, as may be declared from time to time by the Company’s board of directors in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Liquidation, Dissolution and Winding Up

In the event of the voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of Common Stock are entitled to receive their ratable and proportionate share of the remaining assets of the Company, after the rights of the holders of the preferred stock have been satisfied.

Election of Directors

The Company’s board of directors is currently divided into three classes, Class A, Class B and Class C, with only one class of directors being elected in each year and each class serving a three-year term. There is no cumulative voting with respect to the election of directors.

Dividends

The Company has not paid any cash dividends on shares of Common Stock to date. The payment of cash dividends in the future will be dependent upon the Company’s revenues and earnings, if any, capital requirements, and general financial condition. The payment of any dividends will be within the discretion of the Company’s board of directors.

Certain Anti-Takeover Provisions of Delaware Law

Staggered Board of Directors

The Certificate of Incorporation provides that the Company’s board of directors will be classified into three classes of directors of approximately equal size. As a result, in most circumstances, a person can gain control of the Company’s board of directors only by successfully engaging in a proxy contest at two or more annual meetings.

Special Meeting of Stockholders; Action by Written Consent

The Bylaws provide that special meetings of the Company’s stockholders may be called only by a majority vote of the Company’s board of directors. Additionally, the Certificate of Incorporation and Bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at the Company’s principal executive offices not less than 60 days nor more than 90 days prior to the meeting. In the event that less than 70 days’ notice or prior public disclosure of the date of the annual meeting of stockholders is given or made to stockholders, a stockholder’s notice shall be timely if received at the Company’s principal executive offices no later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public was made, whichever first occurs. The Bylaws also specify certain requirements as to the form and content of a stockholders meeting. These provisions may preclude Company stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized but Unissued Shares

The Company’s authorized but unissued shares of Common Stock and preferred stock are available for future issuances without stockholder approval, subject to any limitations imposed by the Nasdaq Listing Rules. Such additional shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Selection

The Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in Company’s name, actions against directors, officers and employees for breach of fiduciary duty and other certain actions be brought only in the Court of Chancery in the State of Delaware. Although Company believes this provision benefits it by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against Company’s directors and officers.  However, the exclusive forum provision in the Certificate of Incorporation does not apply to suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, or any claim with respect to which the federal courts have exclusive jurisdiction.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company, One State Street Plaza, 30th Floor, New York, NY 10004-1561.

Securities Exchange

The Common Stock is traded on the Nasdaq Capital Market under the symbol “NEXT.”